Exhibit 99.1

Ayr Wellness’ Three New Jersey Retail Locations Now Operating as AYR

MIAMI, December 2, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr'' or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announces its three retail locations in New Jersey, formerly known as Garden State Dispensary, are now operating under the AYR dispensary name.

Since acquiring Garden State Dispensary in September 2021, Ayr has made significant progress in elevating key facets of the business, including improvements to the menu and overall retail experience. 2022 has been a pivotal year for the Company in New Jersey, as it opened a large-scale cultivation expansion, launched adult-use sales at its three retail locations, the maximum allowed in the state, and introduced its national brand portfolio in the wholesale market and its retail stores.

“Our team has worked to enhance all areas of the business – launching sales to adult-use consumers, expanding our access to high-quality flower, improving our menus with the introduction of our national brand portfolio, and deepening our relationship with surrounding communities to further our Force for Good efforts,” said David Goubert, President of Ayr. “Having made progress in these key areas, we’re now focused on building one-to-one relationships with our patients and customers as AYR. We are confident that this approach will further enhance our excellent customer experience and overall success.”

Ayr’s three New Jersey dispensaries are in prime locations in the towns of Woodbridge, Union, and Eatontown, all within Central New Jersey, a region of 3.4 million people. The transition to the AYR name marks a major milestone for the Company in its journey to bring its retail vision to life across its national footprint. The newly transitioned New Jersey locations join Massachusetts and Pennsylvania as AYR-branded stores, with its Florida stores to transition in Spring 2023.

BDSA expects New Jersey to be the third largest contributor to overall US sales growth by 2026, projected to generate an annual revenue of $2.3 billion in total legal cannabis sales.

For more information about Ayr Wellness, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com